Exhibit 99.1

2017-06-14

PRESS RELEASE

Oasmia Pharmaceutical enters into new exclusive marketing and distribution agreement concerning Russia and other CIS markets

Oasmia replaces previous distribution agreement with Hetero Group, a global group of Companies, representing a large operation with expanding capabilities

Uppsala, Sweden, June 14, 2017 – Oasmia Pharmaceutical AB (NASDAQ: OASM) has entered into a new exclusive marketing and distributions agreement with Hetero Group (Hetero) with the goal of driving revenue in Russia and other CIS markets.

An international pharmaceutical company with 15,000 employees in over 120 countries, Hetero is recognized for its strengths in research, development, manufacturing and commercialization of a wide range of products.

Under the agreement, Hetero will be responsible for the marketing and distribution of Paclical in Russia and several other markets spanning CIS markets, including Ukraine and Kazakhstan. The relationship is a significant one for Oasmia, as Hetero possesses a large distribution and sales operation in the region and will be investing its own resources into the marketing of Paclical and future Oasmia products Doxophos and Docecal, for which they have an option to distribute. The terms in the agreement are similar to the previous agreement for the region.

Oasmia and Hetero Group have also signed a letter of intent regarding India and South America, which will be negotiated separately.

“We welcome Oasmia and their diverse suite of oncology products to our platform,” said Dr. Bandi Parthasaradhi Reddy, Chairman and Managing Director at Hetero Group. “Our review of the product indicates it is well suited in many of the regions where we possess a strong marketing and distribution presence. We are confident in our ability to drive adoption of Paclical, supplying an important treatment to physicians and patients, as well as revenue to both companies.”

“We are pleased to enter into this partnership with Hetero, an organization with an expansive distribution and industry relationships that we believe will support the growth, and ultimately revenue, of Oasmia products,” said Julian Aleksov, Executive Chairman at Oasmia Pharmaceutical. “It is important to note that this agreement retains the favourable conditions for both parties that Oasmia has held in the past with its previous partner. We believe the structure of this relationship, coupled with the globally recognized capabilities of Hetero, positions Oasmia for the growth we expect of our products.”

For more information:

Julian Aleksov, Executive Chairman

Tel: +46 18 50 54 40

E-mail: julian.aleksov@oasmia.com

Notes to editors:

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

About Hetero Group of Companies

Hetero is one of India’s leading generic pharmaceutical companies and its strategic business areas include branded pharmaceuticals, APIs, generics and biosimilars. The company is recognized for its strengths in Research and Development, manufacturing and commercialization of a wide range of products.

Hetero has more than 25 state-of-the-art manufacturing facilities strategically located worldwide. Majority of our facilities have been successfully audited and approved by stringent regulatory authorities like US FDA, EU, TGA-Australia, MCC-South Africa and others. The portfolio includes more than 200 products, encompassing major therapeutic categories such as HIV/AIDS, Oncology, Cardiovascular, Neurology, Hepatitis, etc.

Hetero has a strong global presence in over 120 countries and focusses on making affordable medicines accessible to patients worldwide.

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

”This information is information that Oasmia Pharmaceutical AB is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 08.40 CET on June 14, 2017.